UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                             Midwest Air Group, Inc.
                             -----------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
                     ---------------------------------------
                         (Title of Class of Securities)

                                    597911106
                                    ---------
                                 (CUSIP Number)

                          Aryeh Davis, General Counsel
                         Pequot Capital Management, Inc.
                     500 Nyala Farm Road, Westport, CT 06880
                                 (203) 429-2200
           -----------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 August 14, 2007
                                 ---------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 597911106

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1     Names of Reporting Persons.                Pequot Capital Management, Inc.
      I.R.S. Identification Nos. of above persons (entities only)     06-1524885
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2     Check the Appropriate Box if a Member of a Group (See Instructions)
      (a) |_|
      (b) |_|
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3     SEC Use Only


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4     Source of Funds (See Instructions)

      00
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5     Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
      2(d) or 2(e) |_|

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6     Citizenship or Place of Organization

      Connecticut
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                        7     Sole Voting Power                        2,184,200
Number of               --------------------------------------------------------
Shares                  8     Shared Voting Power                              0
Beneficially            --------------------------------------------------------
Owned                   9     Sole Dispositive Power                   2,184,200
                        --------------------------------------------------------
                        10    Shared Dispositive Power                         0
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11    Aggregate Amount Beneficially Owned by Each Reporting Person     2,184,200

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12    Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
      Instructions) |_|

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13    Percent of Class Represented by Amount in Row (11)                    8.8%

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14    Type of Reporting Person (See Instructions)                             IA
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

      This Amendment No. 1 to Schedule 13D (this "Amendment No. 1") amends and restates Item 4 of the Schedule 13D filed by the Reporting Person on August 14, 2006 (the "Schedule 13D" and together with this Amendment No. 1, the "Statement"). This Statement relates to the common stock par value $0.01 per share, of Midwest Air Group, Inc., a Wisconsin corporation (the "Issuer"). Capitalized terms used below and not otherwise defined herein have the respective meaning set forth in the Schedule 13D.

Item 4. Purpose of Transaction

      Item 4 is hereby amended and restated in its entirety as follows:

      On August 14, 2007, AirTran Holdings, Inc. ("Airtran") called the Reporting Person to note that Airtran had seen the August 13 Letter (as defined below) and [to express its appreciation for the Reporting Person's support of its bid therein]. After the public announcement by Airtran of its increased bid for the Issuer, Airtran called the Reporting Person to notify it of its new bid. Based on various reports in the news media, the Reporting Person understands that Airtran's decision to increase its bid was based, in part, on the August 13 Letter.

      The Reporting Person considers the shares of Common Stock that it beneficially owns an investment made in the ordinary course of its business. The Reporting Person intends to review on a continuing basis its investment in the Issuer, including the Issuer's business, financial condition and operating results and general market and industry conditions and, based upon such review, may acquire additional Common Stock or other securities of the Issuer, or dispose of Common Stock or other securities of the Issuer, in each case, in the open market, in privately negotiated transactions or in any other lawful manner.

      On August 13, 2007, the Reporting Person sent a letter to the Issuer (the "August 13 Letter") stating, among other things, that (1) the Reporting Person has significant concerns regarding the decision of the Issuer's Board of Directors to pursue an all-cash proposal from a private equity firm and its consortium and (2) the Reporting Person is not convinced that this taxable, all-cash indication of interest is superior to the enhanced cash and stock offer that the Issuer indicated was made by Airtran this past weekend. A copy of the August 13 Letter is attached as Exhibit 1 to this Schedule 13D and is incorporated by reference herein.

                                S I G N A T U R E

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete, and correct.

Date: August 15, 2007                   Pequot Capital Management, Inc.


                                        /s/ Aryeh Davis
                                        ----------------------------------------
                                        Aryeh Davis, Chief Operating Officer,
                                        General Counsel and Secretary